Exhibit 4.20

22th May, 2009

Professor Ashley Bush
52/167 Fitzroy Street
St Kilda,
Vic. 3182

Dear Ashley,

RE: Letter Amendment to the Consultancy Services Agreement dated 8th January 2004 and Letter Agreement dated 14 November 2007 between Consultant and Prana Biotechnology Limited, collectively known as the ‘Consultancy Agreement’.

I refer to our discussion on 20th April 2009 regarding the need to change the remuneration arrangement under the above Consultancy Agreement with Prana. As agreed, the revised annual consultancy fee will be AUD 60,000, effective 1st June 2009.

To formalize this change, we are amending the Consultancy Agreement by this Letter Amendment such that clause 6.1 is replaced in its entirety to read as follows;

‘During the Term, Prana shall pay the Consultant an annual consultancy fee of US$100,000.00 (one hundred thousand United States Dollars) in equal monthly installments in arrears directly into such account as the Consultant may from time to time during the Term in writing nominate, the first installment to be paid one month after the Commencement Date. As of June 1st 2009, Prana shall pay the Consultant an annual consultancy fee of AUD60,000.00 (sixty thousand Australian Dollars) in equal monthly installments in arrears directly into such account as the Consultant may from time to time during the Term in writing nominate’.

Further the Remuneration Schedule, Annexure C, section 1, ‘Services Fees Package’ is replaced in its entirety to read as follows;

‘Annual Consultancy Fee:           AU$ 60,000 per annum.

This fee is to be increased annually on each anniversary of the Commencement Date, in accordance with the increase in the Consumer Price Index in Australia’.

To confirm your acceptance of this arrangement, please sign and date in the space provided below.

Yours sincerely,

Dianne Angus
Chief Operating Officer
Prana Biotechnology Limited

Acknowledged and accepted by Professor Ashley Bush

Signed ……………………………

Dated ……………………………